SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2020

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CA/CAAS Rua da Quitanda, nº 196, 25º andar. 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-5641 RCA 862, de 29 e 30.04.2020.

CERTIFICATE

MINUTES OF THE EIGHTY-SIXTY-SECOND MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

NIRE 53300000859/CNPJ nº 00001180/0001-26

It is hereby certified, for due purposes, that the 862nd meeting of the Board of Directors of Centrais Elétricas Brasileiras SA - Eletrobras (“Company”) was installed on April 29, 2020, at 2:11 pm , with work interruption registered at 6:50 pm. The meeting resumed at 9:10 am on April 30, 2020, with the closing of the work computed on the same day at 12:05 pm. The meeting took place remotely, using the Cisco Webex Meetings videoconferencing tool. Board Member JOSÉ GUIMARÃES MONFORTE assumed the chairmanship of the works by videoconference. Decision: DEL-057, of April 30, 2020. Criteria for defining the remuneration of Eletrobras' administrators and fiscal councilors in view of the postponement of the 60th Annual Shareholders Meeting - ASM 2020. RES 187, of 04.20.2020. The Board of Directors of Centrais Elétricas Brasileiras SA - Eletrobras, in the use of its powers, embodied in a decision by the Executive Board, in the favorable opinion of the People Management and Eligibility Committee - CGPE held at the 49th meeting of April 27, 2020, in the material of support and in the documents below, RESOLVED: Resolution of the Executive Board no. 187 of April 20, 2020; Executive Board Report DS-025, of April 20, 2020; Executive Summary DS-006, of April 22, 2020; 1. maintain the remuneration criteria established for Eletrobras' administrators and fiscal counciul members, in accordance with the system provided for in item 8.17 of the Minutes of the 59th Annual General Meeting - AGM on April 29, 2019, until the 60th Annual General Meeting - AGM 2020; 2. determine that the Management and Sustainability Office - DS, the Financial and Investor Relations Office - DF, the Governance Secretariat of the Board of Directors - CAAS and the General Secretariat - PRGS adopt, each within its scope of action, necessary measures to comply with this Resolution. This certificate is drawn up and signed by me, BRUNO KLAPPER LOPES, Secretary of Governance of Eletrobras' Board of Directors.

Rio de Janeiro, May 6 2020.

BRUNO KLAPPER LOPES

Governance Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2020
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.